Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2020, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the entities as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2020. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
Place: Mumbai	(Membership No.039826)
Date: January 13, 2021	UDIN: 21039826AAAAAF6579

Annexure to Auditors’ Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Tecnologia DO Brasil LTDA. (effective October 01, 2019, merged into Infosys Consulting Ltda.)
6.	Infosys Nova Holdings LLC.
7.	EdgeVerve Systems Limited
8.	Infosys Austria GmbH
9.	Skava Systems Pvt. Ltd.
10.	Kallidus Inc.
11.	Infosys Chile SpA
12.	Infosys Arabia Limited
13.	Infosys Consulting Ltda.
14.	Infosys CIS LLC
15.	Infosys Luxembourg SARL
16.	Infosys Americas Inc.
17.	Infosys Public Services, Inc.
18.	Infosys Canada Public Services Inc.
19.	Infosys BPM Limited
20.	Infosys (Czech Republic) Limited s.r.o.
21.	Infosys Poland Sp Z.o.o
22.	Infosys McCamish Systems LLC
23.	Portland Group Pty Ltd
24.	Infosys BPO Americas LLC.
25.	Infosys Consulting Holding AG
26.	Infosys Management Consulting Pty Limited
27.	Infosys Consulting AG
28.	Infosys Consulting GmbH
29.	Infosys Consulting S.R.L, Romania
30.	Infosys Consulting SAS
31.	Infosys Consulting s.r.o.
32.	Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)
33.	Infy Consulting Company Limited
34.	Infy Consulting B.V.
35.	Infosys Consulting Sp. Z.o.o (merged with Infosys Poland Sp Z.o.o effective October 21, 2020)
36.	Lodestone Management Consultants Portugal, Unipessoal, Lda.(liquidated effective November 19, 2020)
37.	Infosys Consulting S.R.L, Argentina
38.	Infosys Consulting (Belgium) NV
39.	Panaya Inc.

40.	Panaya GmbH
41.	Panaya Limited.
42.	Panaya Japan Co. Ltd (liquidated effective October 31, 2019)
43.	Brilliant Basics Holdings Limited
44.	Brilliant Basics Limited
45.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
46.	Infosys Consulting Pte Ltd.
47.	Infosys Middle East FZ LLC
48.	Fluido Oy
49.	Fluido Sweden AB (Extero)
50.	Fluido Norway A/S
51.	Fluido Denmark A/S
52.	Fluido Slovakia s.r.o
53.	Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
54.	Infosys Compaz PTE. Ltd
55.	Infosys South Africa (Pty) Ltd
56.	WongDoody Holding Company Inc.
57.	WDW Communications, Inc.
58.	WongDoody, Inc
59.	HIPUS (Acquired on April 01, 2019)
60.	Stater N.V. (Acquired on May 23, 2019)
61.	Stater Nederland B.V. (acquired on May 23, 2019)
62.	Stater Duitsland B.V. (acquired on May 23, 2019) (merged with Stater N.V effective December 23, 2020)
63.	Stater XXL B.V. (acquired on May 23, 2019)
64.	HypoCasso B.V. (acquired on May 23, 2019)
65.	Stater Participations B.V. (acquired on May 23, 2019)
66.	Stater Deutschland Verwaltungs-GmbH (acquired on May 23, 2019) (merged with Stater Duitsland effective December 18, 2020)
67.	Stater Deutschland GmbH & Co. KG (acquired on May 23, 2019) (merged with Stater Duitsland effective December 18, 2020)
68.	Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
69.	Outbox systems Inc. dba Simplus (US) (acquired on March 13, 2020)
70.	Simplus North America Inc. (acquired on March 13, 2020)
71.	Simplus ANZ Pty Ltd. (acquired on March 13, 2020)
72.	Simplus Australia Pty Ltd (acquired on March 13, 2020)
73.	Sqware Peg Digital Pty Ltd (acquired on March 13, 2020)
74.	Simplus Philippines, Inc. (acquired on March 13, 2020)
75.	Simplus Europe, Ltd. (acquired on March 13, 2020)
76.	Simplus U.K., Ltd. (acquired on March 13, 2020)
77.	Simplus Ireland, Ltd. (acquired on March 13, 2020)
78.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)

79.	Infosys BPM UK Limited (incorporated effective December 09, 2020)
80.	Blue Acorn LLC (acquired on October 27, 2020)
81.	Beringer Commerce Inc (acquired on October 27, 2020)
82.	Beringer Capital Digital Group Inc (acquired on October 27, 2020)
83.	Mediotype LLC (acquired on October 27, 2020)
84.	Beringer Commerce Holdings LLC (acquired on October 27, 2020)
85.	SureSource LLC (acquired on October 27, 2020)
86.	Simply Commerce LLC (acquired on October 27, 2020)
87.	iCiDIGITAL LLC (acquired on October 27, 2020)
88.	Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
89.	Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
90.	GuideVision s.r.o (acquired on October 01, 2020)
91.	GuideVision Deutschland GmbH (acquired on October 01, 2020)
92.	GuideVision Suomi Oy (acquired on October 01, 2020)
93.	GuideVision Magyarorszag Kft (acquired on October 01, 2020)
94.	GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
95.	GuideVision UK Ltd (acquired on October 01, 2020)
96.	Infosys Turkey Bilgi Teknolojikeri Sirketi (incorporated effective December 30, 2020)
97.	Infosys Employees Welfare Trust
98.	Infosys Employee Benefits Trust
99.	Infosys Science Foundation
100.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and nine months ended December 31, 2020, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulation; and

b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (Ind AS 34) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and nine months ended December 31, 2020.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2020. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
Place: Mumbai	(Membership No.039826)
Date: January 13, 2021	UDIN: 21039826AAAAAH8357

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	25,927	24,570	23,092	74,161	67,524	90,791
Other income, net	611	570	827	1,657	2,189	2,803
Total Income	26,538	25,140	23,919	75,818	69,713	93,594
Expenses
Employee benefit expenses	14,097	13,400	12,994	41,101	37,971	50,887
Cost of technical sub-contractors	1,839	1,634	1,721	5,099	5,010	6,714
Travel expenses	126	151	617	393	2,043	2,710
Cost of software packages and others	1,150	1,108	651	3,151	1,947	2,703
Communication expenses	163	162	132	488	389	528
Consultancy and professional charges	319	286	362	866	996	1,326
Depreciation and amortisation expenses	826	855	737	2,436	2,144	2,893
Finance cost	49	48	42	145	125	170
Other expenses	818	746	814	2,445	2,577	3,656
Total expenses	19,387	18,390	18,070	56,124	53,202	71,587
Profit before tax	7,151	6,750	5,849	19,694	16,511	22,007
Tax expense:
Current tax	1,927	1,763	1,492	5,011	4,440	5,775
Deferred tax	9	129	(109)	338	(233)	(407)
Profit for the period	5,215	4,858	4,466	14,345	12,304	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	126	7	(120)	280	(159)	(180)
Equity instruments through other comprehensive income, net	116	(5)	(36)	110	(31)	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(22)	27	(29)	(1)	(36)	(36)
Exchange differences on translation of foreign operations	211	21	151	396	141	378
Fair value changes on investments, net	26	(45)	(11)	35	7	22
Total other comprehensive income/(loss), net of tax	457	5	(45)	820	(78)	151
Total comprehensive income for the period	5,672	4,863	4,421	15,165	12,226	16,790
Profit attributable to:
Owners of the company	5,197	4,845	4,457	14,275	12,273	16,594
Non-controlling interest	18	13	9	70	31	45
	5,215	4,858	4,466	14,345	12,304	16,639
Total comprehensive income attributable to:
Owners of the company	5,647	4,847	4,406	15,081	12,187	16,732
Non-controlling interest	25	16	15	84	39	58
	5,672	4,863	4,421	15,165	12,226	16,790
Paid up share capital (par value 5/- each, fully paid)	2,123	2,123	2,122	2,123	2,122	2,122
Other equity *#	63,328	63,328	62,778	63,328	62,778	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	12.25	11.42	10.51	33.65	28.79	38.97
Diluted ()	12.23	11.40	10.50	33.59	28.74	38.91

*	Balances for the quarter and nine months ended December 31, 2020 and quarter ended September 30, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and nine months ended December 31, 2019 represent balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2020, quarter ended September 30, 2020 and quarter and nine months ended December 31, 2019.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2020 have been taken on record by the Board of Directors at its meeting held on January 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Retirement of Independent Director

The Board took on record the retirement of Dr. Punita Kumar – Sinha, Independent Director (DIN: 05229262) effective January 13, 2021 (close of business hours) upon completion of her tenure. Her term of appointment was from January 14, 2016 till January 13, 2021. Consequent to her retirement, the composition of the Board and its Committees have been revised and will continue to be in compliance with the requirements of applicable laws.

d)	Acquisitions

GuideVision, s.r.o

On October 1, 2020, Infy Consulting Company Limited (a wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partner in Europe for a total consideration of upto Euro 31 million (approximately 266 crore), comprising cash consideration of Euro 21 million (approximately 180 crore), contingent consideration upto Euro 4 million (approximately 36 crore) and retention payouts upto Euro 6 million (approximately 50 crore), to the employees of GuideVision s.r.o over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. GuideVision is an enterprise service management consultancy specialized in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 102 crore.

Kaleidoscope Animations, Inc.

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based product design and development services focused primarily on medical devices, for a total consideration of upto $43 million (approximately 320 crore), comprising cash consideration of $30 million (approximately 224 crore), contingent consideration upto $12 million (approximately 91 crore) and retention payouts upto $1 million (approximately 5 crore), to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. This acquisition is expected to strengthen Infosys digital offerings at the intersection of new software technologies, consumer products and medical devices. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 164 crore.

Blue Acorn iCi Group (through acquisition of Beringer Capital Digital Group Inc and Beringer Commerce Inc) :

On October 27, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics for a cash consideration of $121 million (approximately 899 crore) , adjusted for closing cash and customary closing adjustments and retention bonus upto $9 million (approximately 67 crore) payable to the employees of Blue Acorn iCi over the next two to three years, subject to their continued employment with the group along with achievement of set targets for the respective years. Blue Acorn iCi brings to Infosys, cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 490 crore.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statement. Subsequently, the Board of Skava has approved voluntary winding up of the entity.

f)		Update on employee stock grants

	i.	The Board, on January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	ii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board, on January 13, 2021 under the 2015 Plan, approved an annual time-based RSU having a market value of 1.75 crore to a KMP, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	iii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on January 13, 2021 approved the grant of 99,750 RSUs to eligible employees under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of two to four years.

g)		On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)		The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

2. Information on dividends for the quarter and nine months ended December 31, 2020

The Board of Directors declared an interim dividend of 12/- (par value of 5/- each) per equity share on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue by business segment
Financial Services (1)	8,578	7,871	7,274	23,905	21,344	28,625
Retail (2)	3,801	3,651	3,530	10,844	10,413	14,035
Communication (3)	3,215	3,093	3,002	9,472	8,966	11,984
Energy, Utilities, Resources and Services	3,251	3,027	2,948	9,306	8,744	11,736
Manufacturing	2,416	2,241	2,378	6,913	6,768	9,131
Hi-Tech	2,130	2,244	1,749	6,436	5,141	6,972
Life Sciences (4)	1,827	1,672	1,559	5,074	4,353	5,837
All other segments (5)	709	771	652	2,211	1,795	2,471
Total	25,927	24,570	23,092	74,161	67,524	90,791
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	25,927	24,570	23,092	74,161	67,524	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,346	2,360	1,863	6,706	5,444	7,306
Retail (2)	1,384	1,300	1,084	3,733	3,154	4,212
Communication (3)	803	663	618	2,085	1,863	2,424
Energy, Utilities , Resources and Services	943	825	818	2,620	2,360	3,216
Manufacturing	696	655	581	1,856	1,503	2,059
Hi-Tech	629	669	411	1,896	1,172	1,604
Life Sciences (4)	568	565	417	1,609	1,087	1,431
All other segments (5)	46	46	15	113	27	64
Total	7,415	7,083	5,807	20,618	16,610	22,316
Less: Other Unallocable expenditure	826	855	743	2,436	2,163	2,942
Add: Unallocable other income	611	570	827	1,657	2,189	2,803
Less: Finance cost	49	48	42	145	125	170
Profit before tax and non-controlling interests	7,151	6,750	5,849	19,694	16,511	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue from operations	22,043	21,046	20,064	63,415	58,860	79,047
Profit before tax	6,894	6,163	5,405	18,436	15,348	20,477
Profit for the period	5,083	4,497	4,076	13,588	11,474	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India January 13, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,516	3,312	3,243	9,948	9,583	12,780
Cost of sales	2,275	2,125	2,159	6,471	6,420	8,552
Gross profit	1,241	1,187	1,084	3,477	3,163	4,228
Operating expenses	348	347	373	1,036	1,114	1,504
Operating profit	893	840	711	2,441	2,049	2,724
Other income, net	83	76	116	222	312	395
Finance cost	6	6	6	19	18	24
Profit before income taxes	970	910	821	2,644	2,343	3,095
Income tax expense	263	255	194	718	597	757
Net profit	707	655	627	1,926	1,746	2,338
Earnings per equity share *
Basic	0.17	0.15	0.15	0.45	0.41	0.55
Diluted	0.17	0.15	0.15	0.45	0.41	0.55
Total assets	13,869	13,363	12,110	13,869	12,110	12,260
Cash and cash equivalents and current investments	3,476	3,526	2,853	3,476	2,853	3,080

*	EPS is not annualized for the quarter and nine months ended December 31, 2020, quarter ended September 30, 2020 and quarter and nine months ended December 31, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and nine months ended December 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	22,043	21,046	20,064	63,415	58,860	79,047
Other income, net	903	582	798	1,963	2,115	2,700
Total income	22,946	21,628	20,862	65,378	60,975	81,747
Expenses
Employee benefit expenses	11,371	11,053	10,783	33,647	31,768	42,434
Cost of technical sub-contractors	2,516	2,125	2,189	6,736	6,279	8,447
Travel expenses	113	136	494	341	1,677	2,241
Cost of software packages and others	479	548	427	1,508	1,199	1,656
Communication expenses	123	121	95	358	282	381
Consultancy and professional charges	243	225	296	661	782	1,066
Depreciation and amortisation expense	589	608	544	1,743	1,596	2,144
Finance cost	32	31	28	93	83	114
Other expenses	586	618	601	1,855	1,961	2,787
Total expenses	16,052	15,465	15,457	46,942	45,627	61,270
Profit before tax	6,894	6,163	5,405	18,436	15,348	20,477
Tax expense:
Current tax	1,750	1,526	1,408	4,502	4,040	5,235
Deferred tax	61	140	(79)	346	(166)	(301)
Profit for the period	5,083	4,497	4,076	13,588	11,474	15,543
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	130	6	(124)	292	(159)	(184)
Equity instruments through other comprehensive income, net	117	(5)	(30)	112	(28)	(31)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(22)	27	(29)	(1)	(36)	(36)
Fair value changes on investments, net	28	(45)	(12)	32	4	17
Total other comprehensive income/ (loss), net of tax	253	(17)	(195)	435	(219)	(234)
Total comprehensive income for the period	5,336	4,480	3,881	14,023	11,255	15,309
Paid-up share capital (par value 5/- each fully paid)	2,129	2,129	2,129	2,129	2,129	2,129
Other Equity*	60,105	60,105	60,533	60,105	60,533	60,105
Earnings per equity share ( par value 5 /- each)**
Basic ()	11.93	10.56	9.57	31.90	26.79	36.34
Diluted ()	11.93	10.55	9.57	31.88	26.77	36.32

*	Balances for the quarter and nine months ended December 31, 2020 and quarter ended September 30, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and nine months ended December 31, 2019 represent balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2020, quarter ended September 30, 2020 and quarter and nine months ended December 31, 2019.

1.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2020 have been taken on record by the Board of Directors at its meeting held on January 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

c)	Retirement of Independent Director

The Board took on record the retirement of Dr. Punita Kumar – Sinha, Independent Director (DIN: 05229262) effective January 13, 2021 (close of business hours) upon completion of her tenure. Her term of appointment was from January 14, 2016 till January 13, 2021. Consequent to her retirement, the composition of the Board and its Committees have been revised and will continue to be in compliance with the requirements of applicable laws.

d)	Business transfer - Kallidus Inc. and Skava Systems Private Limited:

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and the resultant impact of 176 crore on account of business transfer was recorded in "Business transfer adjustment reserve" in the standalone financial statements. Subsequently the Board of Skava has approved voluntary winding up of the entity.

e)		Update on employee stock grants

	i.	The Board, on January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	ii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board, on January 13, 2021 under the 2015 Plan, approved an annual time-based RSU having a market value of 1.75 crore to a KMP, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	iii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on January 13, 2021 approved the grant of 99,750 RSUs to eligible employees under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of two to four years.

f)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

g)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

2. Information on dividends for the quarter and nine months ended December 31, 2020

The Board of Directors declared an interim dividend of 12/- (par value of 5/- each) per equity share on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India January 13, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2020	2020	2019
Revenue from operations	25,927	74,161	23,092
Profit before tax	7,151	19,694	5,849
Profit for the period	5,215	14,345	4,466
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,672	15,165	4,421
Profit attributable to:
Owners of the company	5,197	14,275	4,457
Non-controlling interest	18	70	9
	5,215	14,345	4,466
Total comprehensive income attributable to:
Owners of the company	5,647	15,081	4,406
Non-controlling interest	25	84	15
	5,672	15,165	4,421
Paid-up share capital (par value 5/- each fully paid)	2,123	2,123	2,122
Other equity *#	63,328	63,328	62,778
Earnings per share (par value 5/- each)**
Basic ()	12.25	33.65	10.51
Diluted ()	12.23	33.59	10.50

*	Balances for the quarter and nine months ended December 31, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter ended December 31, 2019 represent balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2020 and quarter ended December 31, 2019.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2020 have been taken on record by the Board of Directors at its meeting held on January 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Retirement of Independent Director

The Board took on record the retirement of Dr. Punita Kumar – Sinha, Independent Director (DIN: 05229262) effective January 13, 2021 (close of business hours) upon completion of her tenure. Her term of appointment was from January 14, 2016 till January 13, 2021. Consequent to her retirement, the composition of the Board and its Committees have been revised and will continue to be in compliance with the requirements of applicable laws.

d)	Acquisitions

GuideVision, s.r.o

On October 1, 2020, Infy Consulting Company Limited (a wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partner in Europe for a total consideration of upto Euro 31 million (approximately 266 crore), comprising cash consideration of Euro 21 million (approximately 180 crore), contingent consideration upto Euro 4 million (approximately 36 crore) and retention payouts upto Euro 6 million (approximately 50 crore), to the employees of GuideVision s.r.o over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. GuideVision is an enterprise service management consultancy specialized in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 102 crore.

Kaleidoscope Animations, Inc.

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based product design and development services focused primarily on medical devices, for a total consideration of upto $43 million (approximately 320 crore), comprising cash consideration of $30 million (approximately 224 crore), contingent consideration upto $12 million (approximately 91 crore) and retention payouts upto $1 million (approximately 5 crore), to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. This acquisition is expected to strengthen Infosys digital offerings at the intersection of new software technologies, consumer products and medical devices. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 164 crore.

Blue Acorn iCi Group (through acquisition of Beringer Capital Digital Group Inc and Beringer Commerce Inc) :

On October 27, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics for a cash consideration of $121 million (approximately 899 crore) , adjusted for closing cash and customary closing adjustments and retention bonus upto $9 million (approximately 67 crore) payable to the employees of Blue Acorn iCi over the next two to three years, subject to their continued employment with the group along with achievement of set targets for the respective years. Blue Acorn iCi brings to Infosys, cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 490 crore.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statement. Subsequently, the Board of Skava has approved voluntary winding up of the entity.

f)		Update on employee stock grants

	i.	The Board, on January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	ii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board, on January 13, 2021 under the 2015 Plan, approved an annual time-based RSU having a market value of 1.75 crore to a KMP, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

	iii.	Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on January 13, 2021 approved the grant of 99,750 RSUs to eligible employees under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of two to four years.

g)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

2. Information on dividends for the quarter and nine months ended December 31, 2020

The Board of Directors declared an interim dividend of 12/- (par value of 5/- each) per equity share on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2020	2020	2019
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2020	2020	2019
Revenue from operations	22,043	63,415	20,064
Profit before tax	6,894	18,436	5,405
Profit for the period	5,083	13,588	4,076

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India January 13, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director